Exhibit 99.1

PRESS RELEASE
Brussels, 24 March 2015 – 1 / 1

Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) files its Annual Report on Form 20-F for the year ended December 31, 2014

Anheuser-Busch InBev’s Annual Report on Form 20-F for the year ended December 31, 2014 was filed today with the U.S. Securities and Exchange Commission (SEC).

The Form 20-F can be downloaded from the company’s website (www.ab-inbev.com) under the heading Investors / Results and Filings Center / SEC Filings, or from the SEC’s website (www.sec.gov) as of March 24, 2015. Printed copies of the complete audited financial statements contained in the Form 20-F can be requested free of charge from Precision IR, The Annual Reports Service, 500 Perimeter Park Drive, Suite D, Morrisville, North Carolina 27560 (AB-InBevReports@precisionir.com) +1-888-301-2501.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe®, and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass®, and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 155 000 employees based in 25 countries worldwide. In 2014, AB InBev realized 47.1 billion USD revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. Learn more at ab-inbev.com, at facebook.com/ABInBev or on Twitter through @ABInBevNews.

Anheuser-Busch InBev Contacts: Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com Heiko Vulsieck Tel: +32-16-27-68-88 E-mail: heiko.vulsieck@ab-inbev.com